Exhibit 99.1

Grab Reports First Quarter 2022 Results

• Outperformed Q1 GMV and TPV guidance for deliveries, mobility and financial services

• GMV of $4.8 billion, grew 32% year-over-year (“YoY”),

• Revenue $228 million, up 6% YoY

• Loss for the period of $435 million, a 35% improvement YoY

SINGAPORE, May 19, 2022 - Grab Holdings Limited (NASDAQ: GRAB) today announced financial results for the quarter ended March 31, 2022.

“Our first quarter results are a testament to the resilience of Southeast Asia’s economy as we move past the worst of the pandemic restrictions. We are optimistic that our business will continue to strengthen as more countries pivot to living with Covid-19. In the quarter, we delivered strong top-line growth in deliveries as we expanded our merchant selection to give users more reasons to choose Grab. Our mobility business also rebounded and we expect it to gradually recover as Covid restrictions ease further and our active driver base increases,” said Anthony Tan, Group Chief Executive Officer and Co-Founder of Grab.

“We are pleased to report strong first quarter results, with our core segments’ GMV and TPV outperforming the high-end of our guidance range. Revenue rose year-on-year, driven by strong GMV growth and higher commission rates1, while our adjusted EBITDA margins improved from the fourth quarter. Looking ahead, we are focused on growing sustainably by being disciplined with our capital, optimizing our fixed cost base and tapering our incentive spend as the market rationalizes. We believe these actions will put us on a path to achieving segment adjusted EBITDA breakeven for deliveries by the end of 2023,” said Peter Oey, Chief Financial Officer of Grab.

Q1 Key Highlights

•	Surpassed quarterly gross merchandise value[2] (GMV) and total payments volume[3] (TPV) Q1 guidance for deliveries, mobility and financial services, respectively.

•	Improved Group and deliveries adjusted EBITDA margins, as a percentage of GMV, from the previous quarter.

•	Demonstrated continued growth in financial services, and nearly doubled enterprise and new initiatives GMV year-on-year (YoY).

•	Mobility segment continued to rebound as we increased the number of active drivers[4] on our platform

1 Commission Rate is an operating metric, representing the total dollar value paid to Grab in the form of commissions and fees from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or promotions to end-users, as a percentage of GMV, over the period of measurement.

2 GMV means gross merchandise value, an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement.

3 Total Payments Volume (TPV) is defined as the value of payments, net of payment reversals, successfully completed through the Grab platform for the financial services segment. Pre-InterCo means this segment data includes earnings and other amounts from transactions between entities within the Grab group that are eliminated upon consolidation.

4 Active driver-partners are defined as Grab’s driver-partners that had bid at least one job on the Grab driver app during a month. Active driver-partners over a quarterly or annual period are calculated based on the average of the Active drivers for each month in the relevant period

•	Grab expects full-year 2022 YoY growth in Group GMV to be between 30% and 35% and full-year 2022 revenue to be between $1.2 billion and $1.3 billion.

•

As of March 31, 2022, Grab had cash liquidity of $8.2 billion, a decrease from $9.0 billion as of December 31, 2021 primarily due to net cash outflow from operating activities and the acquisition of Jaya Grocer.

First Quarter Group Financial and Operational Highlights

($ in millions, unless otherwise stated)	Q1 2022	Q1 2021	YoY % Change
	(unaudited)	(unaudited)
Operating metrics:
GMV	4,805	3,644	32%
MTUs[5] (millions of users)	30.9	28.0	10%
GMV per MTU ($)	155	130	19%
Partner incentives	216	139	55%
Consumer incentives	344	186	85%

Financial measures:
Revenue	228	216	6%
Loss for the period	(435)	(666)	35%
Total Segment Adjusted EBITDA	(75)	35	NM
Adjusted EBITDA	(287)	(111)	(158)%

Q1 Business Review

We delivered strong first quarter results that surpassed quarterly GMV and TPV guidance, driven by robust year-on-year GMV growth across all business segments. Overall, GMV and revenue grew 32% and 6% year-on-year respectively, driven by mobility segment acceleration, strong core food and groceries growth as we expanded our merchant selection and contributions from Jaya Grocer. Revenue rose 87% compared to the prior quarter, as total incentives in the deliveries segment moderated and this was the first quarter that included Jaya Grocer financial results since we closed the acquisition at the end of January 2022.

As countries eased pandemic restrictions further during the quarter, monthly transacting users (MTUs) rose 10% year-on-year to reach 30.9 million, while average spend per user, defined as GMV per MTU, rose 19% to $155, indicating resilient demand for our services.

5 MTUs means monthly transacting users, which is an operating metric defined as the monthly number of unique users who transact via our products, where transact means to have successfully paid for any of our products. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. Figure is inclusive of OVO MTUs. Excluding OVO MTUs, our MTUs for Q1 2022 and Q1 2021 would be 27.8 million and 23.8 million respectively, and GMV per MTU will be $173 and $153 respectively.

Adjusted EBITDA was negative $287 million, declining from negative $111 million a year ago on higher regional costs and incentive investments, while adjusted EBITDA improved by approximately $17 million compared to the fourth quarter 2021, as total incentives in our deliveries segment came down. Adjusted EBITDA margins as a percentage of GMV declined to (6.0)% in the quarter compared to (3.1)% in the same period a year ago, but improved from (6.8)% achieved in the previous quarter. Net loss for the quarter was $435 million, a 35% improvement year-on-year, primarily due to elimination of the non-cash interest expense of Grab’s convertible redeemable preference shares that converted to ordinary shares in December 2021 and will no longer be incurred going forward.

Q2 & FY2022 Business Outlook

Operating Metric / Financial Measure	Guidance

Q2 2022 GMV
Deliveries	$2.55 billion to $2.65 billion
Mobility	$0.95 billion to $1.00 billion
Financial Services TPV (pre-interco)	$3.50 billion to $3.60 billion

FY2022
Group GMV	30% to 35% higher YoY
Revenue	$1.2 billion to $1.3 billion

Mobility

Looking ahead, we believe the worst of the pandemic restrictions are behind us as more countries in the region pivot to living with Covid. We are optimistic that our mobility supply will stabilize in the second-half of 2022, and that mobility driver incentives as a percentage of GMV will taper in that period.

We exited the first quarter with mobility GMV on the rebound on a sequential basis. Our active driver base, the majority of which complete both deliveries and mobility jobs, increased in the quarter, but was still below pre-Covid levels. Over the month of March, our active driver base was 76% of December 2019 levels. We will continue to grow our driver base in order to capture the strong demand we are seeing coming back online. Furthermore, we are closely monitoring the impact of fuel inflation on our drivers’ earnings, and will continue to look for ways to support our drivers in mitigating the effects.

Deliveries

For our deliveries segment, we are focused on improving our unit economics by tapering incentives as a percentage of GMV, and driving organic growth in our core food and groceries deliveries segment. We will do this by improving the driver and user experience through tech and product enhancements, and strengthening our moat by offering users a wide selection of merchants to meet their needs. As we exited the first quarter, we saw stable demand for deliveries, despite an easing of Covid-restrictions in some countries, and a moderating of consumer incentives compared to the prior quarter. These early signs indicate that demand for deliveries may remain stable even as Southeast Asia moves to a post-pandemic footing. Longer term, we plan to expand our deliveries segment into underpenetrated outer cities and towns in most of our markets to tap growth opportunities there. During the quarter, we began to integrate Jaya Grocer stores onto our groceries marketplace in Malaysia and plan to complete the integration in the second-half of 2022.

Financial Services

For financial services, we will continue to embed different payment and lending options into our app to enhance our marketplace and better support our drivers, merchants and consumers. For example, we will expand the Buy Now Pay Later product into more markets in 2022 and 2023. Our Singapore digital bank is undergoing an internal pilot, and we plan to launch it publicly in the second half of the year. In April, Grab’s digital banking joint venture with Singtel, also known as GXS Bank, and a consortium of partners were selected to receive a full digital banking license in Malaysia, subject to meeting all of Bank Negara Malaysia’s regulatory conditions. This development is another milestone in our journey to bring financial services to a vast underserved market.

OVO continues to make meaningful progress as it deepens its open ecosystem in order to tap the long-term opportunities within Indonesia’s payments and financial services landscape.

Sustainable Growth

Going forward, we are focused on sustainable growth to meet our core food deliveries and overall deliveries segment adjusted EBITDA breakeven timelines of by the first half of 2023 and the end of 2023, respectively. We are also targeting long-term segment adjusted EBITDA margins for mobility and deliveries of 12% and 3% and above, respectively. To achieve this, we are focused on three key levers. First, we are focused on overall cost management where we will optimize our fixed cost base, streamline our core segments to drive internal efficiencies and continue to be disciplined with our capital by managing our incentive spend closely. Second, we plan to leverage technology, partnerships and our superapp ecosystem to grow our user base, improve efficiency and increase user stickiness. Last, we will continue to position our core segments for recovery and growth in order to capture the vast opportunities across our core segments.

ESG Goals

In May, we announced three new sustainability goals in our annual Environment, Social and Governance report. They are i) to double the number of marginalized individuals earning an income on our platform by 2025, ii) to expand the proportion of women on our leadership bench to 40% by 2030, and iii) to achieve carbon neutrality within our ecosystem by 2040. These goals serve as a blueprint for us as we transition to a triple bottom line company; one where we deliver financial performance for our shareholders while ensuring we have a positive social impact on communities and on the environment.

First Quarter Segment Financial and Operational Highlights

Deliveries

($ in millions, unless otherwise stated)	Q1 2022	Q1 20121	YoY % Change
	(unaudited)	(unaudited)
Operating metrics:
GMV	2,562	1,702	50%
Commission Rate	19.9%	18.2%

Financial measures:
Revenue	91	53	70%
Segment Adjusted EBITDA	(56)	(4)	NM

Our deliveries segment registered strong GMV and revenue growth driven by continued growth in food and groceries deliveries and contributions following our acquisition of Jaya Grocer. Deliveries’ MTUs and average spend per user grew by 26% and 19% year-on-year respectively, as we expanded our merchant selection and deepened local merchant relationships to give users more reasons to transact with Grab.

In Q1 2022, active merchant-partners6 grew by 34% year-on-year and we continued to forge strong local partnerships to drive organic growth. For example, we launched a pilot in the first quarter to partner with and promote local food merchants to our users by creating bespoke marketing materials that we amplified in-app. We saw early positive results from this pilot and we plan to expand these partnerships this year.

Segment Adjusted EBITDA declined $52 million year-on-year to negative $56 million, but improved by 34% from the previous quarter as total incentives spent moderated on a sequential basis. We also made progress on our deliveries unit economics with segment adjusted EBITDA margins as a percentage of GMV, improved to (2.2)% in the quarter from (3.5)% in the fourth quarter 2021 as total incentives as a proportion of deliveries GMV declined to 16.3% from 18.2% quarter-on-quarter.

Mobility

($ in millions, unless otherwise stated)	Q1 2022	Q1 2021	YoY % Change
	(unaudited)	(unaudited)
Operating metrics:
GMV	834	808	3%
Commission Rate[7]	23.4%	22.6%

Financial measures:
Revenue	112	145	(22)%
Segment Adjusted EBITDA	82	115	(29)%

6 Active merchant-partners are defined as Grab’s merchant-partners that had completed at least one order on the Grab merchant app during a month. Active merchant-partners over a quarterly or annual period are calculated based on the average of the Active merchants for each month in the relevant period.

7 Commission Rate is an operating metric, representing the total dollar value paid to Grab in the form of commissions and fees from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or promotions to end-users, as a percentage of GMV, over the period of measurement

In the first quarter, our mobility segment showed signs of a rebound on both the demand and supply side of the marketplace. Furthermore, we see the continuation of a gradual recovery coming out of the quarter, as countries like Singapore, Indonesia and the Philippines loosened Covid and travel restrictions in March.

Segment MTUs continued to recover and mobility GMV rose 9% quarter-on-quarter, signaling demand recovery after the impact of Omicron in the first two months of the quarter. We increased our average monthly active drivers by 220,000 from the third quarter 2021 to the first quarter 2022. The number of active drivers on our platform over Q1 2022 reached the highest level since Q2 2020, indicating that our efforts to onboard more drivers for our platform are bearing fruit. Looking ahead, we will continue to acquire drivers in order to reestablish our pre-covid supply levels and to capture the strong demand we see coming back online. We expect our mobility supply to stabilize in H2 2022, and for mobility driver incentives as a percentage of GMV to taper in that period.

Revenue and segment adjusted EBITDA declined year-on-year as we spent to acquire drivers to capture demand coming back online. Segment Adjusted EBITDA margin for mobility declined to 9.8% of GMV in Q1 2022 compared to 14.3% of GMV in Q1 2021 and from 10.1% of GMV in the previous quarter.

Furthermore, we are closely monitoring the impact of fuel price inflation on our driver-partners’ earnings and taking steps to support them. In Q1 2022, we raised ride-hailing fares in Vietnam, while in Singapore we introduced a temporary driver fee of S$0.50 per ride in addition to fuel discount schemes to help our partners defray higher operating costs.

Financial Services

($ in millions, unless otherwise stated)	Q1 2022	Q1 2021	YoY % Change
	(unaudited)	(unaudited)
Operating metrics:
Pre-Interco Total Payment Volume (TPV)	3,600	2,727	32%
Pre-Interco TPV: Off-Grab	1,357	1,134	20%
GMV	1,357	1,108	23%
Commission Rate	2.5%	2.1%

Financial measures:
Revenue	11	8	52%
Segment Adjusted EBITDA	(102)	(78)	(30)%

Financial Services (Pre-InterCo) TPV grew robustly in the first quarter, driven by on-platform growth as well as strong MTUs growth of 18% year-on-year. Continued on-platform transaction growth enhances our Superapp flywheel, as GrabPay users have higher levels of retention rates, spending and cross-segment usage compared to cash-users.

Revenue and GMV grew 52% and 23% year-on-year respectively, driven by off-platform GMV growth and strong ecosystem lending growth. TPV8 of our Buy Now Pay Later product has grown 5 times from Q1 2021 to Q1 2022. Overall loans disbursed, that includes Buy Now Pay Later loans, grew 3 times in the same period.

In the quarter, OVO continued to execute on its open ecosystem strategy, signing up key partners and launching its first recurring payment partnership with a global subscription-based streaming service. OVO also expanded its partnerships with key merchants in the groceries, travel and marketplace segments to capture growth opportunities in those segments. One such partner is Indomaret, a convenience store chain in Indonesia. In the quarter, the number of Indomaret top-up transactions to the OVO wallet grew 57% month-on-month on average, indicating the partnership’s success in driving user stickiness for OVO.

In the quarter, we also launched our first Islamic financing product with a partner in Malaysia. The Shariah-compliant product lets eligible drivers tap convenient financing options to address their cash flow needs. This product is yet another example of how we deliver value to our users via our hyperlocal approach.

Financial services segment adjusted EBITDA for Q1 2022 declined in the quarter to $(102) million, versus $(78) million in Q1 2021 on continued investment into our digital bank strategy and higher consumer incentives, while segment adjusted EBITDA margin for Q1 2022 was at (2.8)% of TPV, an improvement from (2.9)% in Q1 2021.

Enterprise and New Initiatives

($ in millions, unless otherwise stated)	Q1 2022	Q1 2021	YoY % Change
	(unaudited)	(unaudited)
Operating metrics:
GMV	52	26	98%

Financial measures:
Revenue	14	10	34%
Segment Adjusted EBITDA	1	2	(51)%

In the quarter, enterprise and new initiatives GMV and revenue grew strongly on a year-over-year basis driven by gains in our advertising business. GrabAds also increased its advertiser base seven times compared to the same period a year ago, by onboarding more Grab merchants on its advertising platform that provides search and display advertising options to drive in-app sales.

8 Calculated as the year-on-year change in TPV (pre-interCo) generated from Buy Now Pay Later.

About Grab

Grab is Southeast Asia’s leading superapp based on GMV in 2021 in each of food deliveries, mobility and the e-wallets segment of financial services, according to Euromonitor. Grab operates across the deliveries, mobility and digital financial services sectors in 480 cities in eight countries in the Southeast Asia region – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. Grab enables millions of people each day to access its driver- and merchant-partners to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending, insurance, wealth management and telemedicine, all through a single “everyday everything” app. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone, and since then, the Grab app has been downloaded onto millions of mobile devices. Grab strives to serve a triple bottom line: to simultaneously deliver financial performance for its shareholders and have a positive social and environmental impact in Southeast Asia.

Forward-Looking Statements

This document and the announced investor webcast contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document and the webcast, including but not limited to, statements about Grab’s beliefs and expectations, business strategy and plans, objectives of management for future operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of COVID-19; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of Grab’s registration statement on Form F-1 and the prospectus therein, and other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

Unaudited Financial Information and Non-IFRS Financial Measures

Grab’s unaudited selected financial data for the three months ended March 31, 2022 and 2021 included in this document and the investor webcast is based on financial data derived from the Grab’s management accounts that have not been reviewed or audited.

This document and the investor webcast also include references to non-IFRS financial measures, which include: Adjusted EBITDA, Total Segment Adjusted EBITDA and Segment Adjusted EBITDA. However, the presentation of these non-IFRS financial measures is not intended to be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS financial measures with comparable names used by other companies.

Grab uses these non-IFRS financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Grab’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. For example, Grab’s management uses: Total Segment Adjusted EBITDA as a useful indicator of the economics of Grab’s business segments, as it does not include regional corporate costs.

There are a number of limitations related to the use of non-IFRS financial measures. In light of these limitations, we provide specific information regarding the IFRS amounts excluded from these non-IFRS financial measures and evaluate these non-IFRS financial measures together with their relevant financial measures in accordance with IFRS.

This document and the investor webcast also includes “Pre-InterCo” data that does not reflect elimination of intragroup transactions, which means such data includes earnings and other amounts from transactions between entities within the Grab group that are eliminated upon consolidation. Such data differs materially from the corresponding figures post-elimination of intra-group transactions.

Explanation of non-IFRS financial measures:

•

Adjusted EBITDA is a non-IFRS financial measure calculated as net loss adjusted to exclude: (i) interest income (expenses), (ii) other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs, (xi) legal, tax and regulatory settlement provisions and (xii) share listing and associated expenses.

•	Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.

•	Adjusted EBITDA margin is a non-IFRS financial measure calculated as Adjusted EBITDA divided by Gross Merchandise Value.

	Q1 FY2022	Q1 FY2021
($ in millions, unless otherwise stated)	$	$
Loss for the period	(435)	(666)
Net interest expenses	27	420
Other income	(2)	(6)
Income tax expenses	1	1
Depreciation and amortization	34	84
Share-based compensation expenses	121	34
Unrealized foreign exchange (gain)/loss	(1)	1
Impairment losses / (gains) on goodwill and non-financial assets	3	(1)
Fair value change on investments	(39)	13
Restructuring costs	*	*
Legal, tax and regulatory settlement provisions	4	9

Adjusted EBITDA	(287)	(111)
Regional corporate costs	212	146

Total Segment Adjusted EBITDA	(75)	35

Segment Adjusted EBITDA
Deliveries	(56)	(4)
Mobility	82	115
Financial services	(102)	(78)
Enterprise and new initiatives	1	2

Total Segment Adjusted EBITDA	(75)	35

*	Amount less than $1 million

Operating Metrics

Gross Merchandise Value (GMV) is an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement. GMV is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business. GMV provides useful information to investors as it represents the amount of a consumer’s spend that is being directed through Grab’s platform. This metric enables Grab and investors to understand, evaluate and compare the total amount of customer spending that is being directed through its platform over a period of time. Grab presents GMV as a metric to understand and compare, and to enable investors to understand and compare, Grab’s aggregate operating results, which captures significant trends in its business over time.

Monthly Transacting User (MTUs) is defined as the monthly transacting users, which is an operating metric defined as the monthly number of unique users who transact via Grab’s products, where transact means to have successfully paid for any of Grab’s products. MTUs is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business.

Commission Rate represents the total dollar value paid to Grab in the form of commissions and fees from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or promotions to end-users, as a percentage of GMV, over the period of measurement.

Partner incentives is an operating metric representing the dollar value of incentives granted to driver- and merchant-partners. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by Grab from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by Grab from those driver- and merchant-partners. Consumer incentives is an operating metric representing the dollar value of discounts and promotions offered to consumers. Partner incentives and consumer incentives are metrics by which we understand, evaluate and manage our business, and we believe are necessary for investors to understand and evaluate our business. We believe these metrics capture significant trends in our business over time.

Industry and Market Data

This document also contains information, estimates and other statistical data derived from third party sources, including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight on such estimates. Grab has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

Unaudited Summary of Financial Results

Condensed consolidated statement of profit or loss and other comprehensive income

	Q1 2022	Q1 2021
($ in millions, except for per share data)	$	$
Revenue	228	216
Cost of revenue	(310)	(241)
Other income	3	6
Sales and marketing expenses	(70)	(45)
General and administrative expenses	(169)	(89)
Research and development expenses	(119)	(75)
Net impairment losses on financial assets	(8)	(3)
Other expenses	*	*

Operating loss	(445)	(231)
Finance income	49	8
Finance costs	(37)	(442)

Net finance income/(costs)	12	(434)
Share of loss of equity-accounted investees (net of tax)	(1)	*

Loss before income tax	(434)	(665)
Income tax expense	(1)	(1)

Loss for the period	(435)	(666)

Items that will not be reclassified to profit or loss:
Defined benefit plan remeasurements	*	—
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations	(5)	(17)

Other comprehensive loss for the period, net of tax	(5)	(17)

Total comprehensive loss for the period	(440)	(683)

Loss attributable to:
Owners of the Company	(423)	(657)
Non-controlling interests	(12)	(9)

	(435)	(666)

Total comprehensive loss attributable to:
Owners of the Company	(429)	(653)
Non-controlling interests	(11)	(30)

	(440)	(683)

Loss per share:
Basic	$(0.11)	$(3.18)
Diluted	$(0.11)	$(3.18)

*	Amount less than $1 million

Condensed consolidated statement of financial position

	March 31, 2022	December 31, 2021
($ in millions, unless otherwise stated)	$	$
Non-current assets
Property, plant, and equipment	508	441
Intangible assets and goodwill	905	675
Associates and joint venture	48	14
Deferred tax assets	4	5
Other investments	1,283	1,241
Prepayments and other assets	126	127

	2,874	2,503

Current assets
Inventories	45	4
Trade and other receivables	304	255
Prepayments and other assets	226	185
Other investments	4,095	3,240
Cash and cash equivalents	3,387	4,991

	8,057	8,675

Total assets	10,931	11,178

Equity
Share capital and share premium	22,072	21,529
Reserves	532	606
Accumulated losses	(14,974)	(14,402)

Equity attributable to owners of the Company	7,630	7,733
Non-controlling interests	46	286

Total equity	7,676	8,019

Non-current liabilities
Warrant liabilities	20	54
Loans and borrowings	2,082	2,031
Provisions	17	18
Other liabilities	119	27
Deferred tax liabilities	19	3

	2,257	2,133

Current liabilities
Loans and borrowings	156	144
Provisions	38	35
Trade and other payables	801	844
Current tax liabilities	3	3

	998	1,026

Total liabilities	3,255	3,159

Total equity and liabilities	10,931	11,178

Condensed consolidated statement of cash flow

	Q1 2022	Q1 2021
($ in millions, unless otherwise stated)	$	$
Cash flows from operating activities
Loss before income tax	(434)	(665)
Adjustments for:
Amortization of intangible assets	4	58
Depreciation of property, plant and equipment	30	26
Impairment of property, plant and equipment	3	(1)
Equity-settled share-based payment	121	34
Finance costs	37	442
Net impairment loss on financial assets	8	3
Finance income	(49)	(8)
Loss on disposal of property, plant and equipment	—	1
Share of loss of equity-accounted investees (net of tax)	1	*
Change in provisions	2	—

	(277)	(110)

Changes in:
- Inventories	9	*
- Deposit pledged	(18)	—
- Trade and other receivables	(116)	6
- Trade and other payables	(57)	(46)

Cash used in operations	(459)	(150)
Income tax paid	(6)	(1)

Net cash used in operating activities	(465)	(151)

Cash flows from investing activities
Acquisition of property, plant and equipment	(10)	(5)
Purchase of intangible assets	(3)	(6)
Proceeds from disposal of property, plant and equipment	3	9
Acquisition of businesses, net of cash acquired	(175)	—
Net acquisitions of other investments	(891)	(688)
Restricted cash	—	1
Interest received	9	7

Net cash used in investing activities	(1,067)	(682)

Cash flows from financing activities
Proceeds from exercise of share options	—	39
Payment of share listing and associated expenses	(39)	—
Proceeds from bank loans	30	1,932
Repayment of bank loans	(38)	(31)
Payment of lease liabilities	(7)	(5)
Proceeds from issuance of convertible redeemable preference shares	—	62
Proceeds from subscription of shares in subsidiaries by non-controlling interests	—	41
Deposit pledged	5	—
Interest paid	(37)	(3)

Net cash (used in)/ from financing activities	(86)	2,035

Net (decrease)/ increase in cash and cash equivalents	(1,618)	1,202
Cash and cash equivalents at January 1	4,838	2,004
Effect of exchange rate fluctuations on cash held	(5)	(26)

Cash and cash equivalents at March 31	3,215	3,180

*	Amount less than $1 million

For inquiries regarding Grab, please contact:

Media

Grab: press@grab.com

Sard Verbinnen & Co: Grab-SVC@sardverb.com

Investors

Grab: investor.relations@grab.com

Source: Grab Holdings Limited